KENSINGTON CAPITAL ACQUISITION CORP. IV

1400 Old Country Road, Suite 301

Westbury, NY 11590

August 30, 2022

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sherry Haywood
Erin Purnell

Re:	Kensington Capital Acquisition Corp IV (the “Company”)

Registration Statement on Form S-4

File No. 333-265740

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effectiveness of the above referenced Registration Statement to 4:00 p.m., Eastern time, on September 1, 2022, or as soon thereafter as practicable.

Please contact Charles A. Samuelson, of Hughes Hubbard & Reed LLP, special counsel to the Company, at (212) 837-6454, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

KENSINGTON CAPITAL ACQUISITION CORP. IV

By:	/s/ Daniel Huber
Name: Daniel Huber
Title: Chief Financial Officer

cc:	Hughes Hubbard & Reed LLP

Wilson Sonsini Goodrich & Rosati P.C.